SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

02048966

PE 6/28/02

For 28 June 2002

STAGECOACH GROUP Holdings PLC
(Translation of registrant's name into English)

10 Dunkeld Road
Perth, PH1 5TW
Scotland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ✓ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes _____ No ✓

STAGECOACH GROUP

10 Dunkeld Road
Perth
PH1 5TW
Scotland

T +44 (0) 1738 442111
F +44 (0) 1738 643648

stagecoachgroup.com

28 June 2002

STAGECOACH RAIL IN BID TO RUN BOSTON COMMUTER SYSTEM

Stagecoach Group confirms that it has been short-listed as a bidder to run the heavy rail services of the Massachusetts Bay Transportation Authority, the commuter railway serving Boston and surrounding areas.

Stagecoach's bid is through Stagecoach Rail North America, in partnership with Herzog, one of the most experienced private rail firms in the US. The contract is a five-year management contract to operate a vertically-integrated railway, including operation and maintenance of both rolling stock and infrastructure.

Keith Cochrane, Stagecoach Group chief executive, welcomed the decision. "This is another step in our strategy of building our rail business where we have built relationships locally through Coach USA. "Our ownership of South West Trains, Britain's biggest franchise, makes Stagecoach Rail one of the most experienced private rail operators in the world. Together with our US partner Herzog, we are sure we can provide value for both the passengers and taxpayers of Boston."

Inquiries to:
Robert Ballantyne, Stagecoach Group
John Kiely, Smithfield Financial

Notes to editors:-

Herzog, based in Missouri, is a diversified American engineering and construction group with long experience of rail infrastructure, contracting and railcar leasing and operations, including commuter railways in Miami, Florida; Dallas, Texas and San Jose, California.

Massachusetts Bay Transportation Authority, the MBTA, is one of the largest commuter rail operators in North America, carrying more than 30 million passengers per year into Boston on 13 commuter lines linking 116 stations.

Stagecoach Group runs South West Trains, Britain's biggest commuter railway, with 1700 trains a day into London Waterloo.
Stagecoach Group is also partner with Virgin in Virgin Trains, on the key West Coast Main Line and Cross Country long-distance franchises.
Stagecoach Rail also runs Sheffield Supertram, and is bidding for other light rail businesses.
Earlier this month, Stagecoach Rail was named as preferred partner to develop Wellington commuter services in New Zealand.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAGECOACH GROUP

By:

Name: Derek Scott
Title: Company Secretary

Dated: 28 June 2002